November 16, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares® Silver Trust
Post-Effective Amendment to Registration Statements 333-177170 and 333-184107
Form RW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), iShares® Delaware Trust Sponsor LLC, a Delaware limited liability company acting in its capacity as the sponsor of the iShares® Silver Trust, hereby requests the immediate withdrawal of the Post-Effective Amendment to the Registration Statements referred to above (the “Amendment”) filed on November 14, 2012, together with all exhibits thereto.

The Amendment was incorrectly tagged as a POS AM filing instead of a POSASR filing. A correctly tagged submission has been filed.

Thank you for your assistance in this matter.

Very truly yours,

iSHARES DELAWARE TRUST SPONSOR LLC
By:	/s/ Jack Gee

Name:	Jack Gee
Title:	Managing Director

By:	/s/ Raymund Santiago

Name:	Raymund Santiago
Title:	Director